Exhibit 4.11

Executives & Directors Compensation
Policy of Medigus Ltd.
(the “Company”)

1. Objectives of the Company’s Compensation Policy

The purpose of the Company’s compensation policy is to establish sustainable guidelines for the Company's applicable organs in determining the Company's compensation to its Office Holders' (as such term is defined below) in light of the following objectives of such compensation:

A.	To establish a correlation between the interests of the Company’s Office Holders and those of the Company and its shareholders.

B.	To recruit and maintain qualified Office Holders, who may contribute to the Company's financial and commercial success, given the unique challenges it faces and its business environment.

C.	To provide incentives for the Company’s Office Holders, in order to ensure high-level operations without encouraging the taking of unreasonable risks.

D.	To establish an appropriate balance between fixed compensation, compensation which incentivizes short-term results and compensation which reflects the Company’s long-term operation.

2. Compensation Policy; Background

Objectives

Through this document, the Company will determine and publish its policy with regards to the compensation of its Office Holders, including all components of compensation, while establishing principles, considerations, parameters and rules for the determination of Office Holders’ terms of tenure by the Company’s organs during the application period of this compensation policy. The policy is presented to the Company’s General Meeting of shareholders and subject to their approval, thereby providing an opportunity for shareholders - and particularly for those shareholders who are not controlling shareholders in the Company - to influence the method used to determine the compensation of Office Holders, and to express their opinion on the matter. The publication of the compensation policy increases and improves the effectiveness of the Company’s disclosure to its investors and to the capital market. In addition to the foregoing, the compensation policy is intended to comply with the obligation set forth in Chapter 4A of Part VI of the Israeli Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

Application of the Compensation Policy

In accordance with the provisions of the Companies Law, the compensation policy will apply with respect to the terms and conditions of the tenure and employment of the Office Holders in the Company. The definition of Office Holders in the Companies Law includes “a general manager, chief business manager, deputy general manager, vice general manager, any person filling any of these positions in a company even if he holds a different title, as well as a director, or a manager directly subordinate to the general manager.” For the purpose of this policy, each Office Holder other than a director shall be referred to as an "Executive".

The compensation policy is not intended to establish personal terms and conditions for specific Office Holders, but rather to set forth objective principles and parameters which will apply to all Company's Office Holders. This policy sets forth maximum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by law.

In accordance with the provisions of the Companies Law, the compensation policy is subject to approval every three years. Therefore, the current compensation policy shall be valid for a period of three years from the date of its approval by the General Meeting or as otherwise required by the Companies Law. The Company may, pursuant to the Companies Law, amend or renew the compensation policy within that initial period of implementation, subject to an approval at the General Meeting or as otherwise required by the Companies Law.

It should be noted that, by law, contractual agreements with Office Holders regarding the terms and conditions of their tenure and employment which were approved prior to the approval of the compensation policy adopted in September 2013 shall continue to apply, and do not require additional approval in accordance with the provisions of the policy, subject to the dates and restrictions provided regarding this subject in the Companies Law.

Establishment and Approval of the Compensation Policy

In accordance with the Companies Law, the responsibility for the determination of the compensation policy applies to the Board of Directors, after the foregoing has considered the recommendation issued by the Company’s Compensation Committee. The compensation policy is subject to the approval of the General Meeting (including by a majority of those participants who are not controlling shareholders or interested parties, as provided in the Companies Law). In accordance with the provisions of the Companies Law, in the event that the General Meeting does not approve the policy, the Board of Directors will be entitled to approve the policy based on grounds provided by the Board of Directors and the Compensation Committee, according to which the foregoing action is taken in the Company’s best interest.

Maintenance of the Compensation Policy

The holder of the most senior position in the Company in the field of human resources (as of the adoption of this policy - the Chief Financial Officer) under the supervision of the Company’s Compensation Committee, is responsible for monitoring any changes in the Company, in its business environment, in the capital market, in the labor markets, and in other relevant factors, which may impact the Company’s considerations regarding the determination of compensation for Office Holders. When applicable, the Compensation Committee shall convene to discuss the foregoing, and where necessary, present its recommendations for necessary updates to the policy to the Company’s Board of Directors.

3. Characteristics of the Company and of Its Office Holders

Business Environment and Its Effect on Office Holders' Compensation

As a public company engaged in the research, development and marketing of endoscopy based medical devices, the Company has two objectives: providing its clients efficient and safe systems, and maximizing its revenues for the benefit of its shareholders.

The Company is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Further information regarding the Company's business activity may be found in the Company's filings with the Securities and Exchange Commission ("SEC").

For fulfilling the Company's objectives, the Company has established, and may be required to establish further operation centers outside of Israel and has appointed, and may be required to appoint Office Holders to serve in such centers. In light of the disparities between acceptable compensation levels and competitive market in Israel and other countries, the quantitative parameters for the determination of executive compensation are separately addressed regarding Israel and other countries.

In light of this, the Company’s commercial success depends, to a large extent, both on its ability to recruit skilled Office Holders and employees with unique background and experience in the field of medical devices, and on its ability to provide its Office Holders and employees with incentives designated for the investment of outstanding personal efforts on their behalf and for achievement of goals established by the Company's Board of Directors. The need to achieve defined regulation and commercialization milestones emphasizes the necessity in conditioning parts of certain Office Holders' compensation upon personal achievements.

Description of Office Holders' Positions

A description of the positions and responsibilities of the Company's office holders to whom this policy may apply may be found in the Company's annual reports filed with the SEC.

4. Compensation Components and the Balance between them

General

An adequate balance between the components of compensation exists when a linkage is maintained between compensation and the creation of value for the Company's shareholders, while maintaining the Company’s ability to recruit and maintain talented Office Holders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component and the variable components avoids excessively emphasizing one component, since excessively emphasizing the fixed component may result lack of initiative, whereas excessively emphasizing the variable component may encourage the taking of uncontrolled, unreasonable risks by Office Holders in a manner which is not for the Company's benefit or which does not conform with the Company’s objectives.

Compensation Components

Fixed Compensation

Base salary is a fixed amount paid to an Executive on a monthly basis, regardless of the Executive’s performance. This component constitutes the basis for payment of some of the additional benefits (as further elaborated below). Payment of the base salary enables the implementation of flexible and effective incentive plans, while minimizing risk-taking caused by over-compensation on variable components' basis. Both the base salary and the additional benefits must also take into account the prevailing conditions in the Company's market ("benchmarking"); however, the Company does not believe this consideration to be dominant, inter alia in the interest of avoiding a “salary race” between companies in its market. It should be noted that additional benefits are unique and depend upon the prevailing customs in different countries, and that when the Company engages employment agreements with Executives for positions outside of Israel, such Executives may be entitled to receive additional benefits according to the prevailing customs in the countries in which they serve, in order to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant country.

Variable Compensation

Cash variable compensation is one of the components used for achieving the objectives of this compensation policy herein, and particularly for creating a correlation between the interests of the Company’s Executives and those of the Company and its shareholders. In order to promote the objectives of this policy herein, the conditions for the payment of bonuses shall reflect the Company’s short-term and long-term objectives, insofar as possible, and shall constitute a proportionate part of the total compensation in a manner that constitutes a dominant component in the entire compensation package, and primarily with respect to the fixed salary component, while not constitute an excessively large portion of such compensation package, in order not to create incentives for taking uncontrolled or unreasonable personal and organizational risks. In order to create incentives for Executives to achieve their goals, the variable compensation shall be determined in a manner that links the payment of compensation to short-term and long-term performance objectives. Although it is common practice to pay bonuses upon achievement of financial goals, the Company's objectives for the payment of bonuses may be dependent upon other measurable achievements, such as achieving regulatory milestones, receiving various authorizations, executing agreements, etc. as well as non-measurable "qualitative" achievements. Dependency of bonuses upon achievement of non-financial achievement is relevant to a large extent given the Company's transitional stage between being a research and development company and a commercial one.

Equity-based compensation is used to link between the Company's value for its shareholders (which is reflected by the increase of the Company's price per share) and the compensation of its Office Holders. This component is implemented by one of, or a mix of, equity compensation such as options, restricted stock units (RSUs), restricted shares and other equity-based compensation. Equity-based compensation constitutes an incentive over time, as well as an incentive to be employed by the Company over long periods of time, by setting vesting dates for the granted equity awards, by their expiration pursuant to the termination of the relevant office holder’s tenure, and by conditioning the grant or vesting of equity awards (or portions thereof) on the achievement of objectives. Furthermore, accelerated vesting mechanisms may create incentives for Office Holders to remain employed by the Company and to achieve its objectives even if an extraordinary event, such as the merger or sale of the Company, change of control, or termination of employment in certain circumstances, is expected. Equity-based compensation is an important component in this compensation policy herein, since it is common practice in comparative companies and is important to the Company's ability to recruit and retain Office Holders, it is an efficient substitute for cash compensation, and is especially appropriate since some of the operations which are crucial for the Company’s success are long-term ones, and some of the Company's Office Holders' efforts may only bear fruit over long periods of time.

Compensation paid upon the termination of tenure is used both as an incentive to recruit talented Executives by reducing their exposure upon terminations of their service due to various circumstances, as well as an incentive for Executives to serve in the Company for long periods of time, should the compensation be dependent upon seniority.

5. Considerations and Parameters for the Determination of Compensation

General Considerations for the Determination of Executive’s Compensation

When determining the compensation of an Executive, the Company's Board of Directors, compensation committee and management shall comply with the guidelines stipulated by this policy herein, including regarding the cap on the compensation components and the quantitative parameters which have been determined in this section below, and will also consider the following factors (in addition to any other relevant factor):

The Executive’s personal data, including his education, skills, expertise, and professional experience and achievements, whether in the Company or in other companies, as well as his uniqueness in the market; for this purpose, it should be noted that the medical devices market requires employment of Executives who hold unique experience and expertise, including experience working with regulatory entities such as the FDA, experience in conducting clinical experiments, experience in marketing medical devices to customers such as hospitals, and managing engagements for the purpose of medical reimbursement outside of Israel;

The Executive’s position, characteristics, responsibilities, efforts required for success in the position, the extent to which such Executive is essential for the Company’s success, the possibility to recruit a replacer for his position, the potential damage to the Company in the event the Executive is dismissed or resigns, his seniority and previous compensation arrangements with the Company;

The Executive’s residential address and address of service – if the Executive resides in a country in which the prevailing compensation in the relevant market for his position is higher than its equivalent in Israel or in which the living conditions are more difficult or easy than the ones in Israel, the compensation (including any fringe benefits) shall be adjusted to take into account all such differences.

Prevailing salary levels for similar positions in the market – in order to ensure the Company is competitive and recruits appropriate and high-quality personnel, it must offer a salary at a level which corresponds with the prevailing salary in its market. The foregoing is particularly relevant to the medical devices market, which requires unique experience and skills, available by a limited number of office holders. The Company's market includes medical device companies, and particularly such companies which received material regulatory approvals and are focusing their efforts in commercializing their respective products worldwide; public companies whose market value, the nature of their operations or their revenue, is similar to those of the Company; and companies which primarily operate in the United States and in Europe, and which employ Executives serving and operating in these areas.

The ratio between Executive's compensation cost and the Salary Cost of other Company's employees (including the Company's Contract Employees), and particularly the ratio between the compensation cost of the foregoing Executives and the average and the median Salary Costs of employees and the effect such ratios have on the working relations in the Company1; the Company acknowledges it has to pay different levels of compensation to its various employees and Executives, inter alia for the purpose of recruiting talented and experienced Executives and employees who constitute key personnel for the achievement of the Company’s objectives. It should be noted that where Executives reside and serve in such countries in which higher compensation than the one available in Israel is paid in accordance with customary market terms, the Company shall consider such higher compensation levels in its evaluation of the above ratios.

Reduction or cancellation or suspension of payment of variable components is in the Board of Directors' discretion, in cases where such reduction or cancellation or suspension of payment is deemed necessary by the Board of Directors at its absolute discretion. In addition, the Board of Directors may set a maximal exercise value of variable components which are not exercised in cash.

Establishment of Base Salary and Fringe Benefits

The base salary shall be negotiated by the Company and the relevant Executive prior to his appointment for office, and upon the Company's periodic evaluation of his base salary - during his tenure. The base salary shall be based upon the parameters specified above, provided that the base salary shall not deviate from the pre-determined cap for such Executive, as further elaborated below.

In addition to the base salary, the Company may include the following fringe benefits as well as other benefits, provided that such benefits, including the following will be in accordance with applicable law and common practice in the market from time to time: (i) allocations to pension and/or insurance funds and/or education funds (Keren Hishtalmut); (ii) directors' and officers' insurance, including loss of working capacity insurance; (iii) reimbursement for employment of service related expenses; (iv) company vehicle (type of vehicle will be determined according to the Executive's position), including reimbursement of all related expenses, and tax payments incurred in connection with the vehicle as shall be in effect from time to time (or, alternatively, reimbursement of expenses in private vehicle, which shall not exceed the cost of company vehicle and all related costs; (v) internet, laptop computer, cellular telephone for personal use, home phone expenses and daily newspaper; (vi) accommodation during employment or service related travels; (vii) mandatory allocations such as recuperation pay (Dmei Havra'a); and (viii) office holders' indemnification and exemption of liability in accordance with the Companies Law, the Company’s Articles of Association and the Company’s policy from time to time. Executives' number of vacation days will be determined in accordance with any applicable law in consideration with his seniority in the market. An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 28 days annually), subject to the minimum vacation day's requirements per country of employment as well as the local national holidays. The Company may redeem unused vacation days, provided that such redemption is not prohibited in accordance with any applicable law.

1
“Contract Employees” shall mean employees of a Manpower Contractor of whom the Company is, in practice, the employer, and employees of a Service Contractor who are hired by the Company for the provision of services; for this purpose, the meaning of “Manpower Contractor” and “Service Contractor” are as defined in the Engagement of Employees by Manpower Contractors Law, 5756-1996. For the purposes of this Section herein, “Salary Cost” shall mean any payment paid for employment including employer contributions, retirement payments, vehicle and related expenses, and any other benefit or payment.

Executives who serve outside of Israel (including such Executives who serve in the Company’s U.S. subsidiary or in such other subsidiaries which may exist from time to time) may be entitled to fringe benefits in accordance with applicable custom and practice in their country of service and for Executives of similar rank; Accordingly, Executives serving in the United States will be entitled, in addition to the base salary, to medical and dental insurance coverage for the Executive and his immediate family, which  shall be paid by the Company, as well as employer’s allocations for 401(k) funds, as well as similar or parallel benefits as customary in other global locations.

It should be noted that the amounts detailed below with respect to range of salaries, reflect the gross base salary only, and do not constitute the overall employer costs which include such fringe benefits as detailed above.

Directors' and Officers' Liability Insurance

The Company may provide its directors and officers, including those serving in any of its subsidiaries from time or time and those who are controlling shareholders, with liability insurance policies provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence the Company's profits, properties and undertakings.  The coverage limit shall be of up to USD 20 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium shall not exceed USD 80,000 and that the deductible (except for extraordinary matters as prescribed in the insurance policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed USD 50,000 per occurrence.

The Company may provide its directors and officers a liability insurance which includes an insurance coverage extensions with respect to the implementation of the ADR (American Depository Receipts) plan and/or issuance of shares or ADRs or other securities to be traded at an Israeli stock exchange or outside of Israel (including in the U.S. and including public offering which was not carried out).

The policy shall cover the directors and officers liability with respect to claims filed in Israel and outside of Israel, worldwide in accordance with international law and jurisdictions.

The policy will cover also civil actions against the Company (in distinction to claims against the directors and officers which are covered in accordance with the insurance policy) with respect to the purchase or sale of the Company's securities traded at the TASE and/or at the NASDAQ (Entity Coverage).

Payment priorities for insurance payments were set under this extension according to which the office holders' entitlement to receive payments from the insurers precedes the entitlement of the Company.

In addition, the Company may provide such directors and officers with insurance policies for: (i) expenses incurred in connection with administrative enforcement proceedings under Chapters 8-C, 8-D or 9-1 of the Israeli Securities Law, 5728-1968 (hereinafter: the "Securities Law"), or under Chapter 4 of part 9 of the Companies Law, including reasonable legal counseling fees; (ii) payments to a party due to a violation, as stipulated by Section 52LIV(a)(1)(a) of the Securities Law.

The policy terms shall be identical to all officers and directors (including officers and directors who are controlling shareholders of the Company and/or officer holders of the Company's controlling shareholders, from time to time, or their relatives or to whom the controlling shareholders may have personal interest).

Where a "claims made" policy regarding coverage for past events cannot be renewed or extended and/or in an event of a change of control or other circumstance which terminates the existing policy, the Company may procure run-off policies for the directors and officers serving prior to said change, including directors and officers who are controlling shareholders of the Company.

Establishment of Performance-Related Cash Variable Compensation

The Company shall establish parameters and conditions for the payment of bonuses, including maximum bonus amounts and the maximum multiplier of monthly base salaries such bonuses may include, on an annual, or multi annual, basis and threshold conditions for payment.

Eligibility for cash variable compensation shall be based upon measurable criteria, which may include financial results (such as revenue, profit or fund raising targets) and milestones such as regulatory approvals, agreement executions (such as licenses or distribution or collaboration agreements), performance of medical procedures and other business millstones (such as number of procedures or MD training). Up to 75% of such measurable objectives will be based on company-wide performance and up to 25% of such measurable objectives will be based on personal performance. Additionally, a non-material portion of the performance-related variable component (for avoidance of doubt up to 3 base salaries shall be considered a non material portion) of the performance related variable compensation amount per year) may be based on the assessment of the relevant Executive's superior (and in the case of the CEO – by the chairman of the Board of Directors) or on the Executive’s contribution to the Company during the year in question and to the extent permissible pursuant to the Companies Law, the Company may increase the portion of bonus which is based on non measurable criteria up to the maximum portion permissible pursuant to the Companies Law, but not more than 50%.

In the event of a new hired Executive or of an Executive who's engagement ends during the year, his entitlement to a cash bonus will be determined on a pro rata basis. The Company may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

At the end of each year, the Company shall evaluate the rate of objectives met during the preceding year. In the event that an Executive met all of his pre-determined objectives, such Executive shall be entitled to receive 100% of his performance-related compensation component, and in the case of a partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for payment were also met.

In connection with its disclosure of executive compensation under Item 6.B of the annual report on Form 20-F, the Company shall disclose the rate of objectives (per category of objections) that was met during the preceding year.

In addition to the annual bonuses specified above, the Compensation Committee and the Board of Directors may, from time to time and to the extent they deem it is required, approve payment of special bonus for an office holder either under special circumstances, or for special contributions, achievements or assignments. Such special bonuses shall be limited up to six (6) monthly base salaries per Executive per year. The Company considers payment of such special bonuses as an important tool for providing incentives for its Executives, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein. Special and signing bonuses will not be included in the calculation of the maximum annual bonus as set forth below.

Signing bonus or retention bonus may also be granted for the purpose of attracting high quality personnel provided that such bonus shall be limited up to three (3) monthly base salaries per Executive or equivalent value in equity grant.

Change of control payment: change of control events, such as mergers and acquisitions, may expose the Company and its Executives to a great deal of uncertainty. By providing its Executives with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its Executives, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any discretionary termination payments as set forth below, for the payment of up to six (6) monthly base salaries to Executives.

The payment of variable compensation shall be subject to the provision of a written undertaking by the Executive receiving such variable compensation to repay any amount of such variable compensation paid to him based on data which has later been found to be incorrect, and which has been restated in the Company’s financial statements within a period of three years following the grant of such performance related compensation. The Compensation Committee and the Board of Directors shall be authorized not seek recovery to the extent that (i) to do so would be unreasonable or impracticable or (ii) there is low likelihood of success under governing law versus the cost and effort involved; the aforementioned undertaking shall be in accordance with any general claw-back policy as may be adopted by the Company.

Establishment of Equity-based compensation

Equity-based compensation is an effective tool, designated for the creation of incentives for Office Holders, which correspond with the long-term objectives of the Company and its shareholders.  Stock options are currently appropriate key equity based compensation vehicle. In the future, the Company may offer various types of equity based compensation vehicles (e.g. restricted shares, restricted share units, phantom shares, performance shares, performance share units, etc.) as well as a mix between such vehicles. When determining the types of equity- based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity awards then available to the Company and the balance between aligning officer's and shareholder's interests and the Company's risk management policy at the time.

To the extent legally available and applicable, the Company will grant options to its Israeli residents Officer Holders in accordance with Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 and/or means of other equity-based compensation, which may promote the Company's objectives, as determined by the Board of Directors. Office holder receiving such equity-based compensation shall bear any applicable tax.

(Reference to “options” in this compensation policy shall also include other means of equity-based compensation which may be provided in the future.)

Grant of options shall be in accordance with and subject to the terms of the Company's current or future applicable equity-based compensation plans, and when granting options to office holders, the Company shall set the following conditions

Maximum Grant Date Value of Options Granted to Each Office Holder – such value will be subject to the cap on equity grants, as further elaborated below, and will be based on the Black and Scholes Model (or such other applicable models).

Maximum Dilution Rate of the Company’s Share Capital – the maximum dilution rate may not exceed 10% of the Company's share capital.

Vesting / Minimum Holding Period – options granted will vest over periods ranging from once a month to once a year, and will become fully vested over several years (e.g., 2-4 years) but no less than two years from the date of grant. The company may set accelerated vesting terms and conditional vesting terms for the options granted.

Conditional Vesting / Objective Dependent Exercise – the Company will consider adoption of conditional vesting and/or objective dependent exercise of options, in consideration of the Office Holder's position. Notwithstanding the aforementioned, the Company is not obligated under this compensation policy to condition the grant or exercise of options granted upon the achievement of personal or Company objectives. Such objectives may be identical to, or different from, the objectives set by the Company for the payment of bonuses and may be adjusted, when applicable, following major acquisitions, divesture, organizational changes or material changes in the Company's business environment. To the extent that options' vesting is conditioned upon the achievement of objectives, the Company may determine that such options will become fully vested upon the achievement of the relevant objective, rather than by the lapse of vesting periods.

Exercise Price for stock options – will be set as an incentive to maximize the Company’s value, and will be equal to, or higher than, the price per share in the stock exchange determined by the compensation committee, or will be equal to the average price per share during a pre-determined period prior to the grant approval date as determined by the Board of Directors or the date of grant.

Cap on Base Salary and Salary Components

The cap on the variable compensation components and parameters regarding maximum base salary and annual bonus rates are specified below.

It should be noted that: (1) the base salary maximum rates refer to provision of services on a 100% basis and consist of only the (gross) base salary, excluding any fringe benefits available under this compensation policy; (2) the annual bonus cap refers to the target annual bonus to be granted upon achievement of 100% of the objectives for payment of such annual bonus; and (3) in the case of equity-based compensation, the cap refers to the value of the options granted (or of other means of such compensation) as of the date of grant based on the Black and Scholes Model (or such other applicable model) per year of vesting (taking into account the cost of previous vesting grant for that year).

It should further be noted that if an Executive (or a company controlled by him) receives fees for the provision of services in his position as an Executive, which will be made in lieu of a salary and associated benefits – then the portion of such fee that comprises the equivalent of a base salary shall be deemed to be such Executive's base salary for the purposes of this compensation policy herein, including for the determination of the cap on compensation components.

Non-Executive Directors

The Company's non-executive directors (including external directors) may be compensated by means of a periodic payment, and by means of payment for participation in Board (or committees) meetings, up to the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000 and in the Companies Regulations (Reliefs for Companies whose Shares are Registered  for Trading on an Exchange Outside of Israel (the "Compensation Regulations"), as amended from time to time. Such Directors may also be entitled to receive equity-based compensation in accordance with any applicable law, but will not be entitled to receive performance-based compensation, such as bonuses, as well as fringe benefits. The Company may repay Director’s expenses in accordance with any applicable law. The compensation of external directors (including equity based compensation) may be determined relative to that of "other directors", as defined in the Compensation Regulations.

The caps on each of the non executive Directors' compensation components are as follows:

Variable Equity-based Compensation	Annual Bonus
up to 75% of the periodic payment (i.e., the annual fee) as described above	Not Applicable

CEO

CEO's base salary (excluding fringe benefits) shall range between the following amounts:

CEO whose position is primarily in Israel: up to NIS 100,000, per month.

CEO whose position is primarily in the United States or Europe2: up to NIS 150,000, per month.

The cap on the CEO's compensation components emphasizes variable components, as the CEO serves as the Company's most senior manager.

The cap on the CEO's variable compensation components is as follows:

Maximum Number of Monthly Salaries for Variable Equity-based Compensation	Maximum Number of Monthly Salaries for Annual Bonus
5	6

Other Executives

Other Executive's base salary (excluding fringe benefits) whose position is primarily in Israel shall range up to NIS 70,000, per month.

Other Executive's whose position is primarily in the United States or Europe: up to NIS 100,000, per month.

The cap on other Executive's variable compensation components is as follows:

Maximum Number of Monthly Salaries for Variable Equity-based Compensation	Maximum Number of Monthly Salaries for Annual Bonus
4	6 (to Executive whose position is primarily in Israel) 6 (to Executive whose position is primarily in the United States or Europe)

Termination of Services; Severance Bonus

Executives shall be entitled to an advance notice period in accordance with existing agreements and in the absence of provisions in the agreements, as determined by the law. In any event, the advance notice period shall not exceed 6 months; during said notice period, Executives will be required to continue to fulfill their duties, unless the Company decides to release them from this obligation.

In addition to payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies etc., and severance bonus may be included in office holder's employment agreement, or may be paid upon Executive's severance, subject to receipt of all required approvals.

2	For the purposes of this compensation policy herein, the NIS-USD and NIS-EURO exchange rates shall be as follwos: NIS 4 = USD 1; NIS 4.8 = EURO 1.

The Company will consider payment of a severance bonus in consideration of the objectives of this compensation policy herein, as well as: (i) the service period of the Executive in question; (ii) the Executive's terms and conditions of service; (iii) the Company’s operations during Executive's service; (iv) the Executive’s contribution to the achievement of the Company’s objectives and to its profitability; and (v) the circumstances of the severance.

The maximum severance bonus is as follows:

Directors who do not hold other positions in the Company will not be eligible for severance bonus.

CEO/General Manager may be entitled to a severance bonus of up to six (6) monthly salaries.

Other Executives may be entitled to a severance bonus of up to three (3) monthly salaries.

(Executive's severance bonus will be based on his last monthly salary as of the termination date of his service).

The Executive's termination of service must not be in circumstances which, in the Company’s opinion, justify severance pay to be revoked.

It is clarified that the severance bonus as set forth above shall not include statutory severance pay.

Others

Relocation Compensation may be granted to an Executive under relocation circumstances. Such benefits may include reimbursement for out of pocket one time payments and other ongoing expenses, such as travel, housing allowance, car or transportation allowance, home leave visit, healthcare, participation in children tuition fees etc., all as reasonable and customary for the relocated country and as approved by the Compensation Committee and Board of Directors.

General

The Company's Compensation Committee and Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this policy, and such deviation shall be deemed to be in alignment with this policy.

ADOPTED: __________________